SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2 )*

Alliance Capital Management Holding L.P.
(Name of Issuer)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests
(Title of Class of Securities)

     01855A101
(CUSIP Number)

Gerald M. Lieberman
SCB Partners, Inc.
50 Main Street, Suite 1000
White Plains, New York 10606
(914) 682-6802

With copies to:
Donald C. Walkovik, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP NO. 01855A101	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,480,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,480,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,480,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%**
14	TYPE OF REPORTING PERSON HC, CO
CUSIP NO. 01855A101	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,480,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,480,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,480,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%**
14	TYPE OF REPORTING PERSON CO

_________________
* SCB Partners Inc. (“Partners”), a wholly-owned subsidiary of SCB Inc. (“SCB”), directly and beneficially owns 24,480,000 units of limited partnership interest of Alliance Capital Management L.P. (“Alliance Units”) which are exchangeable into units representing assignments of beneficial ownership of limited partnership interests in Alliance Capital Management Holding L.P. (“Holding Units”), subject to certain conditions. Prior to such exchange, Partners, as a holder of Alliance Units, is not entitled to any rights in respect of the Holding Units into which the Alliance Units are exchangeable. Such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Schedule 13D (as defined herein), the status of which, at this time, is not certain; accordingly, Partners and SCB disclaim any beneficial ownership of the Holding Units. If the exchange for Holding Units were completed, Partners, a wholly-owned subsidiary of SCB, would have the sole right to vote or to dispose of the Holding Units it received in such exchange.

** Partners, a wholly-owned subsidiary of SCB, directly and beneficially owns 24,480,000 Alliance Units which are exchangeable into Holding Units, subject to certain conditions. The number of Holding Units subject to exchange may be adjusted as described in Item 6 of the Schedule 13D. Because the exchange ratio of Alliance Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding Alliance Units also are entitled to exchange their Alliance Units into Holding Units. Were these other holders to exchange their Alliance Units at or prior to the time that Partners exchanged its Alliance Units, the percentage of Holding Units to be held by Partners would be reduced.

CUSIP No. 01855A101	13D	Page 4 of 8

        SCB Inc., a Delaware corporation (“SCB”), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB (“Partners” and, together with SCB, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the units representing assignments of beneficial ownership of limited partnership interests (the “Holding Units”) in Alliance Capital Management Holding L.P., a Delaware limited partnership (the “Issuer”). This Amendment No. 2 to Schedule 13D of the Reporting Persons (“Amendment No. 2”) amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”) filed on November 25, 2002 (the Initial Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”), only with respect to Appendix A thereto, which is hereby deleted and replaced in its entirety with the Appendix A attached to this Amendment No. 2, and with respect to those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest In Securities Of The Issuer.

        Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

        (a) and (b).

        At the close of business on March 5, 2004, Partners owned directly 24,480,000 units of limited partnership interest (“Alliance Units”) of Alliance (as defined in the Schedule 13D) which are exchangeable into Holding Units, subject to certain conditions as further described in Item 6 of the Schedule 13D. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 77,522,346 Holding Units outstanding (assuming that Partners exchanged its 24,480,000 Alliance Units for Holding Units, there would be 102,002,346 outstanding Holding Units as of March 5, 2004). Accordingly, Partners may be deemed to beneficially own 9.8% of the total number of the outstanding Alliance Units and would be deemed to beneficially own 24.0% of the outstanding Holding Units were Partners to exchange its 24,480,000 Alliance Units for Holding Units. However, because the exchange ratio of Acquired Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding Alliance Units are also entitled to exchange their Alliance Units into Holding Units. Were these other holders to exchange their Alliance Units at or prior to the time that Partners exchanged its Alliance Units, the percentage of Holding Units held by Partners would be reduced.

        Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, the Alliance Units it holds. SCB does not directly beneficially own any Alliance Units. Both Partners and SCB disclaim any beneficial ownership of Holding Units into which the 24,480,000 Alliance Units held by Partners are exchangeable because such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Schedule 13D, the status of which, at this time, is not certain. If the exchange for Holding Units were completed, Partners would have the sole right to vote or to dispose of the Holding Units it received in such exchange, and SCB would not directly beneficially own any Holding Units.

        Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Alliance Units or any Holding Units, other than Marc O. Mayer, who has acquired 147,618 Holding Units pursuant to the SCB Deferred Compensation Plan, 87,034 of which he may be deemed to beneficially own, and Gerald M. Lieberman, who has acquired 12,146 Holding Units pursuant to the Alliance Partners Compensation Plan and 80,000 options to purchase Holding Units, of which he may be deemed to beneficially own 12,146 and 24,000, respectively.

CUSIP No. 01855A101	13D	Page 5 of 8

        (c).

        On February 20, 2004, SCB and Partners delivered a notice to AXA Financial, Inc. (“AXA Financial”) and Alliance exercising Partners’ right to sell 8,160,000 Alliance Units (the “Exercised Units”) to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the “Purchase Agreement”), among AXA Financial, Alliance and SCB, the terms of which are further described in Item 6 of the Schedule 13D. On March 2, 2004, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be March 5, 2004 and that, as permitted under the terms of the Purchaser Agreement, it was designating ECMC, LLC (“ECMC”) as the purchaser. On March 5, 2004, the sale of the Exercised Units to ECMC pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to ECMC was $37.828, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the ten trading days ending on the fifth trading day following February 20, 2004.

        Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

CUSIP No. 01855A101	13D	Page 6 of 8

APPENDIX A
TO SCHEDULE 13D

        Set forth herein please find information concerning the Executive Officers and Directors of SCB Inc. (“SCB”) and SCB Partners Inc. (“Partners”) (each, a “Corporation”). Such information sets forth the name of the Executive Officer or Director, his/her position at the respective Corporation and his/her present principal occupation or employment, if other than that held at the respective Corporation. Unless otherwise indicated, the principal business address of each of the Executive Officers and Directors set forth below is 1345 Avenue of the Americas, New York, New York 10105.

        Executive Officers and Directors of SCB Inc. and SCB Partners Inc.*

Name	Position at the Corporations	Principal Occupation/Employment

Lewis A. Sanders	Chairman; Chief Executive Officer	Director; Vice Chairman, Chief Investment Officer; Member of the Executive Committee**

Roger Hertog	Director; President and Chief Operating Officer	Director; Vice Chairman; Member of the Executive Committee**

Andrew S. Adelson	Director; Senior Vice President	N/A

Kevin R. Brine	Director; Senior Vice President	Managing Director Brine Management LLC 433 West 14th Street, 3rd Floor New York, New York 10014

Charles C. Cahn, Jr.	Director; Senior Vice President	Managing Member Cahn Medical Technologies, LLC 16 Lancaster Road Tenafly, New Jersey 07670

Marilyn Goldstein Fedak	Director; Senior Vice President	Executive Vice President; Member of the Executive Committee**

Arthur W. Fried	Director	Executor, Estate of Zalman C. Bernstein 1015 Park Avenue New York, New York 10028

Michael L. Goldstein	Director; Senior Vice President	Managing Partner Empirical Research Partners LLC 477 Madison Avenue New York, New York 10022

Thomas S. Hexner	Director; Senior Vice President	Executive Vice President; Member of the Executive Committee**

_________________
* The listed individuals hold identical positions for both SCB and Partners.

** Indicated director and officer positions are with Alliance Capital Management Corporation, the general partner of each of Allicance and the Issuer; the principal business address is 1345 Avenue of the Americas, New York, New York 10105.

CUSIP No. 01855A101	13D	Page 7 of 8

Gerald M. Lieberman	Director; Senior Vice President; Treasurer	Executive Vice President, Finance and Operations; Member of the Executive Committee**

Marc O. Mayer	Director; Senior Vice President	Executive Vice President; Member of the Executive Committee**

Jean Margo Reid	Director; Senior Vice President; Secretary	Consultant 100 Bleecker Street, Apt. 18D New York, New York 10012

Francis H. Trainer, Jr.	Director; Senior Vice President	Employee General Sullivan Group, Inc. Post Office Box 7509 West Trenton, New Jersey 08628
CUSIP No. 01855A101	13D	Page 8 of 8

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED: March 9, 2004

SCB INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President

SCB PARTNERS
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President